EXHIBIT 99.1

North American Construction Group Ltd. Announces $325M Upsized & Extended Credit Facility

ACHESON, Alberta, Oct. 08, 2020 (GLOBE NEWSWIRE) -- North American Construction Group Ltd. (“NACG” or “the Company”) (TSX:NOA.TO/NYSE:NOA) today announced it has expanded and extended its senior secured credit facility (“Credit Facility”). The facility limit is now $325 million with a maturity date of October 8, 2023.

The amendment process commenced in September 2020, led by National Bank of Canada, with the primary objective of extending favourable existing terms and conditions. This agreement took on an increased importance this year as the Company looks to mitigate risks related to the COVID-19 pandemic. With this agreement in place, liquidity is expected to remain well above $100 million for the duration of the agreement.

“We would like to take this opportunity to thank each of our syndicate partners for their ongoing support,” Jason Veenstra, Chief Financial Officer stated. “It was encouraging to have all existing members extend their relationship and at the same time we are excited to introduce a new member. This low-cost facility provides the liquidity and term needed for our business as we look to finish strong in 2020 and prepare for the opportunities in 2021 and beyond.”

The term of the Credit Facility is committed for three years and matures on October 8, 2023, with an option to extend on an annual basis. The Credit Facility increases NACG’s borrowing capacity to $325 million with an ability to increase maximum borrowings by an additional $50 million, subject to certain customary conditions. It is also important to note the existing allowance for equipment financing of up to $150 million over and above the facility limit will continue, providing supplemental borrowing flexibility.

The Credit Facility is comprised solely of a revolver with no scheduled repayments and is not governed by a borrowing base that limits available borrowings. Financial covenants are consistent with the previous agreement and are tested quarterly on a trailing four quarter basis.

About the Company

North American Construction Group Ltd. (www.nacg.ca) is one of Canada’s largest providers of heavy construction and mining services. For more than 65 years, NACG has provided services to large oil, natural gas and resource companies. NACG is a joint venture partner in the Nuna Group of Companies, the premier mining contractor in northern Canada for over 25 years.

For further information, please contact:

Jason Veenstra, CPA, CA
Chief Financial Officer
North American Construction Group Ltd.
Phone: (780) 948-2009
Email: jveenstra@nacg.ca

The information provided in this release contains forward-looking statements. Forward-looking statements include statements preceded by, followed by or that include the words “expected”, “believe” or similar expressions. Forward looking statements include the expectation that liquidity will remain well above $100 million for the duration of the agreement and that the facility will provide liquidity and term needed for the Company’s business.

The material factors or assumptions used to develop the above forward-looking statements include, and the risks and uncertainties to which such forward-looking statements are subject, are highlighted in the Company’s MD&A for the year ended December 31, 2019. Actual results could differ materially from those contemplated by such forward-looking statements because of any number of factors and uncertainties, many of which are beyond NACG’s control. Undue reliance should not be placed upon forward-looking statements and NACG undertakes no obligation, other than those required by applicable law, to update or revise those statements. For more complete information about NACG, you should read the Company’s disclosure documents filed with the SEC and the CSA. You may obtain these documents for free by visiting EDGAR on the SEC website at www.sec.gov or on the CSA website at www.sedar.com.